

Mail Stop 4561

February 16, 2016

Avishai Abrahami
Co-Founder, Chairman of the Board of
Directors and Chief Executive Officer
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

> **Re:** **Wix.com Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 001-36158**

Dear Mr. Abrahami:

We have reviewed your January 20, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Key Financial and Operating Metrics

Adjusted EBITDA, page 54

1. You acknowledge that the revenue used in your non-GAAP measure is not earned. However, you refer to the measure as adjusted "earnings" before interest, taxes, depreciation, and amortization. Please tell us why you believe that a measure that is inconsistent with the concept of earnings should be identified using that term. Refer to Item 10(e)(ii)(E) of Regulation S-K.

2. In addition, your disclosures do not comply with Item 10(e)(i)(C) of Regulation S-K because you do not explain to investors how they should compensate for the mixed

attributes of your measure. For example, revenues are accelerated to when billed, but other line items such as expenses are not.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services